SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly Held Company

MATERIAL FACT

Business Plan 2009 - 2013

Rio de Janeiro, January 23 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that its Board of Directors has approved today the Business Plan for 2009-2013 period.

This Business Plan is based on the fundamental strategies of the Strategic Plan 2020. The Plan has been revised and up-dated to take into account the changes in the international macroeconomic scenario and its impacts on oil and oil products market.

The Plan did not incorporate potential cost reductions as a consequence of the drop in the international oil price although the Company recognizes that the decline in oil should create the opportunity for cost reductions and will make its best efforts to lower the cost of its investments.

Maintaining its commitment to sustainable development, the Company intends to continue expanding its activities in target markets for oil, oil products, petrochemicals, gas and energy, biofuels and distribution, being a benchmark to the integrated oil industry.

The Company’s Vision to become one of the five largest integrated energy companies in the world has been maintained, based on the pillars of profitability , social and environmental responsibility, and integrated growth.

The Business Plan 2009-2013 retains the aggressive growth targets for Petrobras and incorporates the investment required for the exploration and development of the oil discoveries in the pre-salt area.

The Business Plan 2009-2013 has established the following oil production targets in Brazil: 2,680 thousand barrels of oil per day (bpd) in 2013, 3,340 thousand bpd in 2015 and 3,920 thousand bpd in 2020.

In addition to the Tupi Pilot System, to begin production in 2010, three systems are scheduled to go into production in the pre-salt layer of the Santos Basin during the period 2009-2013: Tupi 1 and Guará 1 in 2012 and Iara 1 in 2013. The 2015 target in the 2008-12 Business Plan of 2,812 thousand bpd has been increased by 528 thousand bpd as a result of these additional production projects.

Including natural gas production, domestic output will reach 3,310 thousand barrels of oil equivalent per day (boed) in 2013, 4,140 thousand boed in 2015 (685 thousand boed more than for the 2008-12 Business Plan) and 5,100 thousand boed in 2020.

In refining, the target for domestically feedstock in 2013 is forecast to reach 2,270 thousand bpd. We reiterate our strategy of increasing refining capacity both in Brazil and overseas to follow Petrobras’ production growth and to meet the levels of product quality demanded by the market. In this context, Refinaria Abreu Lima (Pernambuco) is expected to start up in 2011, the COMPERJ in 2012 and the Refinaries Premium I and 2 in 2013 and 2014, respectively.

Targets for the international business also reflect the Company’s integrated growth and the production of oil and gas is projected to reach 341 thousand boed in 2013.

The projected combined output of oil and gas in Brazil and overseas for 2013 is 3,651 thousand boed.

Corporate Targets

Indicadors	Realized 2008	Target 2013	Target 2015	Target 2020

Production of Oil and Natural Gas - Brazil (Thousands boed)	2,176	3,310	4,140	5,100
Production of Oil and Natural Gas - Total (Thousand boed)	2,400	3,651	4,626	5,732
Feedstock - Brazil (Thousands bpd)	-	1,859	2,053	3,012

The plan, which for the first time includes investments in the pre-salt area in Santos Basin, envisages total investments of US$ 174.4 billion in 2013. This represents an annual average of US$ 34.9 billion, 90% of which (US$ 157.3 billion) in Brazil and 10% (US$ 16.8 billion) abroad and 55% more than the previous Plan.

In comparison with the Business Plan 2008-12, the most significant increase was in Exploration and Production, with a growth of 71% in investments equivalent to US$ 92 billion, or 53% of the US$ 174.4 billion for the 2009-13 period. The Downstream segment, with a 27% share of the investment planned, has also seen investments increased to US$ 46.9 billion, or a 46% rise in relation to the preceding plan. It also should be highlighted the 139% increase of investments in Gas and Energy, albeit representing only 6% of the total. In the International segment, investments are to continue to be concentrated in Exploration and Production with a focus on Latin America, West Africa and the Gulf of Mexico. A total of US$ 2.4 billion will be invested in the biofuels segment through the new Petrobras Biocombustível subsidiary.

The addition to total projected capital costs is composed of: US$ 47.9 billion for new projects, US$ 17 billion due to increase in costs and US$ 2.9 billion due to changes in foreign exchange rate assumptions. The remaining amount is due to other factors such as changes in projects scope, engineering design, etc.

Exploration and Production accounts for 76.4% of the total US$ 47.9 billion allocated to new projects or equivalent to US$ 36.6 billion. For the first time, the Company is dedicating significant efforts in evaluating, developing and production of discoveries in the so-called pre-salt layer of the Santos and Espírito Santos basins. Of the new projects in the E&P segment, about US$ 28 billion relate to pre-salt development.

Investments (US$ billion)

Business Segment	BP 2008- 2012	BP 2009-2013	Change (%)

Exploration & Production	65.1	104,6	61%
Downstream	29.6	43,4	47%
Gas & Energy	6.7	11,8	76%
Petrochemicals	4.3	5,6	30%
Distribution	2.6	3,0	15%
Biofuels	1,5	2,8	87%
Corporate	2.5	3,2	28%

Total	112.4	174,4	55%

The plan’s revision has incorporated the new world economic and financial scenario including its effects on oil prices, among other variables. Price fluctuations of the commodity impact short-term revenue and increase funding needs for 2009 and 2010. With the market consensus expecting significantly higher oil prices for 2009-2013 period is significantly than the current oil price, the plan is expected over time to be largely self funding.

Despite the current financial crises potential impacts in the short term oil demand, in the long term, the supply of oil is still expected to be lower than the demand due to depletion in the existing production fields. Petrobras uses the average Brent price assumption of US$ 42 per barrel for its analysis of financiability, leverage targets and rates of return. The Plan also contemplates the analysis of the world production growth, exchange rate and oil and oil products price assumptions.

The target for average financial leverage of 25-35% is maintained and Petrobras will continue to seek financing from various sources in Brazil and overseas, be it in the capital and banking markets, or through securitization, development agencies, etc.

The 2009 estimated investments of US$ 28.6 billion and the average Brent price assumption of US$ 37 for the cash flow generation, results in a funding needs of US$ 18.1 billion, which US$ 11.9 billion is already committed with BNDES and US$ 5.0 billion with other sources.

Almir Guilherme Barbassa
Chief Financial and Investor Relations Officer

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

Este documento pode conter previsões que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.